UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Star Bulk Carriers Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071 (213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 11, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13D	Page 2 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,501,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (2)
14	TYPE OF REPORTING PERSON PN

_________________
(1)	In its capacity as the direct owner of 3,501,907 shares of common stock of the Issuer.

(2)
Ownership percentages set forth in this Schedule 13D are based upon a total of 83,597,969 shares of common stock of the Issuer issued and outstanding as of July 11, 2014, upon the closing of the Merger, as reported in the Issuer’s proxy statement filed as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 20, 2014.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 3 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,501,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 4 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Opportunities Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,501,907 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,501,907 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,501,907 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Value Opportunities Fund GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 5 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,251,325 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,251,325 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,325 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as direct owner of 2,251,325 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 6 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,251,325 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,251,325 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,251,325 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX Delaware, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 7 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX (Parallel 2), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,675 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,675 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,675 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the direct owner of 20,675 shares of common stock of the Issuer.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 8 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,675 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,675 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,675 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 9 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund IX GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,675 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,675 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,675 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 10 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON PN

_________________
(1)
Solely in its capacity as the (a) sole shareholder of each of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opportunities Fund IX GP, Ltd. and Oaktree Opportunities Fund VIII GP Ltd. and (b) the managing member of Oaktree Fund GP, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 11 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 12 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 13 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 14 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the sole director of each of Oaktree Value Opportunities Fund GP Ltd., Oaktree Opportunities Fund IX GP Ltd. and Oaktree Opportunities Fund VIII GP Ltd.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 15 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON CO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 16 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC and as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 17 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,234,231 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 51,234,231 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,234,231 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.3%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 18 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Dry Bulk Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,460,324 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 45,460,324 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,460,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON OO

_________________
(1)
In its capacity as the direct owner of 43,556,189 shares of common stock of the Issuer. Oaktree Dry Bulk Holdings LLC also has the right to acquire an additional 1,904,135 shares of common stock of the Issuer that are currently held in escrow and will be released upon the distribution of the Heron Vessels (as hereinafter defined), which could occur within 60 days.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 19 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,460,324 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 45,460,324 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,460,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the controlling member of Oaktree Dry Bulk Holdings LLC.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 20 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,460,324 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 45,460,324 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,460,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON PN

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 21 of 40

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund VIII GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,460,324 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 45,460,324 (1)
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,460,324 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON OO

_________________
(1)	Solely in its capacity as the general partner of Oaktree Opportunities Fund VIII GP, L.P.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 22 of 40

Item 1.	Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons (as hereinafter defined) on August 5, 2013, as amended by Amendment No. 1 thereto filed October 7, 2013, Amendment No. 2 thereto filed December 2, 2013 and Amendment No. 3 thereto file June 18, 2013 (as amended, the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Shares”) of Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive offices of the Issuer is c/o Star Bulk Management Inc., 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece.

As of July 15, 2014, as reflected in this Schedule 13D, the Reporting Persons beneficially owned that number of Common Shares (the “Subject Shares”), set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

Item 2(a)-(c) and (f) of the Schedule D is hereby amended and restated to read as follows:

 “(a) – (c) & (f)

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement, by: (i) Oaktree Value Opportunities Fund, L.P., a Cayman Islands exempted limited partnership (“VOF”), whose principal business is to invest in securities; (ii) Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands exempted limited partnership (“VOF GP”), whose principal business is to serve as, and perform the functions of, the general partner of VOF; (iii) Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company (“VOF GP Ltd.”), whose principal business is to serve as, and perform the functions of, the general partner of VOF GP; (iv) Oaktree Opportunities Fund IX Delaware, L.P., a Delaware limited partnership (“Fund IX”), whose principal business is to invest in securities; (v) Oaktree Opportunities Fund IX (Parallel 2), L.P., a Cayman Islands exempted limited partnership (“Parallel 2”), whose principal business is to invest in securities; (vi) Oaktree Fund GP, LLC, a Delaware limited liability company (“GP LLC”), whose principal business is to serve as and perform the functions of the general partner of certain investment funds including Fund IX; (vii) Oaktree Opportunities Fund IX GP, L.P., a Cayman Islands exempted limited partnership (“IX GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds including Parallel 2; (viii) Oaktree Opportunities Fund IX GP, Ltd., a Cayman Islands exempted company (“IX Ltd”), whose principal business is to serve as, and perform the functions of, the general partner of IX GP; (ix) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (A) serve as, and perform the functions of, the general partner or the managing member of the general partner of certain investment funds and (B) act as the sole shareholder of certain controlling entities of certain investment funds; (x) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I; (xi) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I; (xii) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I; (xiii) Oaktree Capital Management, L.P., a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended

CUSIP No. Y8162K121	SCHEDULE 13D	Page 23 of 40

(“Management”), whose principal business is to provide investment advisory services to investment funds and accounts; (xiv) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of Management; (xv) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts; (xvi) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP”), whose principal business is to serve as, and perform the functions of, (A) the general partner of Oaktree Capital Group Holdings, L.P., a Delaware limited partnership and (B) the duly elected manager of OCG; (xvii) Oaktree Dry Bulk Holdings LLC, a Marshall Islands limited liability company (“Dry Bulk Holdings”), whose principal business is to invest in securities; (xviii) Oaktree Opportunities Fund VIII, L.P., a Cayman Islands exempted limited partnership (“Fund VIII”), whose principal business is to invest in securities; (xix) Oaktree Opportunities Fund VIII GP, L.P., a Cayman Islands exempted limited partnership (“VIII GP”), whose principal business is to serve as, and perform the functions of, the general partner of certain investment funds including Fund VIII; and (xx) Oaktree Opportunities Fund VIII GP Ltd., a Cayman Islands exempted company (“VIII Ltd.”, and together with VOF, VOF GP, VOF GP Ltd., GP I, Capital I, Holdings I, Holdings, Management, Holdings, Inc., OCG, GP LLC, Parallel 2, IX GP, IX Ltd., Fund IX, OCGH GP, Dry Bulk Holdings, Fund VIII and Fund VIII GP, collectively, the “Reporting Persons”), whose principal business is to serve as, and perform the functions of, the general partner of VIII GP.

The Reporting Persons have entered into a joint filing agreement, dated as of July 15, 2014, a copy of which is attached hereto as Exhibit A.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is hereby incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons and each Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e)

During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Merger Agreement (as hereinafter defined), on July 11, 2014, Oaktree OBC Holdings LLC, a Marshall Islands limited liability company and a wholly owned subsidiary of Dry

CUSIP No. Y8162K121	SCHEDULE 13D	Page 24 of 40

Bulk Holdings, which owned equity interests in Oceanbulk Shipping LLC and Oceanbulk Carriers LLC (collectively, “Oceanbulk”), merged with and into a subsidiary of the Issuer, with such subsidiary continuing as the surviving company and wholly owned subsidiary of the Issuer.  As consideration for the Merger (as hereinafter defined), Dry Bulk Holdings received an aggregate of 43,556,189 Common Shares.  Dry Bulk Holdings also received the right to receive an additional 1,904,135 Common Shares as consideration for the acquisition by the Issuer of the Heron Vessels (as hereinafter defined), which shares have been deposited by the Issuer into escrow and will be released to Dry Bulk Holdings at the time the Heron Vessels are distributed to the Issuer and certain other vessels are distributed from the Heron JV (as hereinafter defined) to Oceanbulk’s joint venture partner in the Heron JV.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“The Reporting Persons acquired the Subject Shares for investment purposes and for the purposes described below.

The descriptions of the Transactions, the Merger Agreement and the Oaktree Shareholders Agreement (each, as hereinafter defined) contained in Item 6 below are hereby incorporated by reference into this Item 4.

As described in Item 6, pursuant to the shareholders agreement by and among the Issuer, VOF, Fund IX, Parallel 2 and Dry Bulk Holdings, dated July 11, 2014, (the “Oaktree Shareholders Agreement”), the board of directors of the Issuer (the “Board”) has increased from six to nine members, effective as of the closing of the Merger.  For so long as Dry Bulk Holdings and its affiliates (the “Oaktree Shareholders”) in the aggregate beneficially own 40% or more of the outstanding voting securities of the Issuer, the Oaktree Shareholders will have the right to nominate a maximum of four out of the nine members of the Board, subject to certain limitations.  The Oaktree Shareholders will be entitled to nominate fewer directors if their share ownership in the Issuer decreases.  In addition, for so long as the Oaktree Shareholders in the aggregate beneficially own 15% or more of the outstanding voting securities of the Issuer, the compensation committee and nominating and corporate governance committee of the Board shall consist of three members each, and the Oaktree Shareholders shall be entitled to include one of the four directors they have a right to nominate to the Board on each such committee.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Shares will be acquired by the Reporting Persons or by other affiliated investment funds or accounts or whether the Reporting Persons or any such other affiliated investment funds or accounts will dispose of Common Shares. At any time, additional Common Shares may be acquired or some or all of the Common Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons has any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment in the Subject Shares and

CUSIP No. Y8162K121	SCHEDULE 13D	Page 25 of 40

investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board, other shareholders of the Issuer or other third parties regarding such matters.”

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) and (b)

The information contained on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Ownership percentages set forth in this Schedule 13D are based upon a total of 83,597,969  Common Shares issued and outstanding as of July 11, 2014, upon the closing of the Merger, as reported in the Issuer’s proxy statement as an exhibit to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on June 20, 2014.

VOF directly holds 3,501,907 Common Shares, representing approximately 4.2% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

VOF GP, in its capacity as the general partner of VOF, has the ability to direct the management of VOF’s business, including the power to vote and dispose of securities held by VOF; therefore, VOF GP may be deemed to beneficially own VOF’s Subject Shares.

VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP’s business, including the power to direct the decisions of VOF GP regarding the voting and disposition of securities held by VOF; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of VOF’s Subject Shares.

Fund IX directly holds 2,251,325 Common Shares, representing approximately 2.7% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

GP LLC, in its capacity as the general partner of Fund IX, has the ability to direct the management of Fund IX's business, including the power to direct the decisions of Fund IX regarding the voting and disposition of securities held by Fund IX; therefore, GP LLC may be deemed to have indirect beneficial ownership of Fund IX’s Subject Shares.

Parallel 2 directly holds 20,675 Common Shares, representing approximately, 0.0% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares.

IX GP, in its capacity as the general partner of Parallel 2, has the ability to direct the management of Parallel 2’s business, including the power to vote and dispose of securities held by Parallel 2; therefore IX GP may be deemed to beneficially own Parallel 2’s Subject Shares.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 26 of 40

IX Ltd., in its capacity as the general partner of IX GP, has the ability to direct the management of IX GP’s business, including the power to direct the decisions of IX GP regarding the voting and disposition of securities held by Parallel 2; therefore IX GP may be deemed to have indirect beneficial ownership of Parallel 2’s Subject Shares.

Dry Bulk Holdings directly holds 43,556,189 Common Shares and has the right to acquire an additional 1,904,135 Common Shares, which are currently held in escrow and will be released upon the distribution of the Heron Vessels, which could occur within 60 days, representing approximately 54.4% of the issued and outstanding Common Shares, and has the sole power to vote and dispose of such Common Shares, subject to the foregoing escrow arrangements.

Fund VIII, in its capacity as the controlling member of Dry Bulk Holdings, has the ability to direct the management of Dry Bulk Holdings’ business, including the power to vote and dispose of securities held by Dry Bulk Holdings; therefore, Fund VIII may be deemed to beneficially own Dry Bulk Holdings’ Subject Shares.

VIII GP, in its capacity as the general partner of Fund VIII, has the ability to direct the management of Fund VIII’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII GP may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

VIII Ltd., in its capacity as the general partner of VIII GP, has the ability to direct the management of VIII GP’s business, including the power to direct the decisions of Fund VIII regarding the voting and disposition of securities held by Dry Bulk Holdings; therefore, VIII Ltd. may be deemed to have indirect beneficial ownership of Dry Bulk Holdings’ Subject Shares.

GP I, (i) in its capacity as the sole shareholder of each of VOF GP Ltd., IX Ltd. and VIII Ltd., has the ability to appoint and remove the directors and direct the management of the business of each of VOF GP Ltd., IX Ltd. and VIII Ltd., and (ii) in its capacity as the managing member of GP LLC, has the ability to direct the management of GP LLC’s business, including the power to direct the decisions of GP LLC regarding the voting and disposition of securities held by Fund IX; therefore, GP I may be deemed to have indirect beneficial ownership of the Subject Shares.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Subject Shares.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk

CUSIP No. Y8162K121	SCHEDULE 13D	Page 27 of 40

Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the Subject Shares.

Management, in its capacity as the sole director of each of VOF GP Ltd., IX Ltd. and VIII Ltd., has the ability to direct the management of VOF GP Ltd., IX Ltd. and VIII Ltd., including the power to direct the decisions of VOF GP Ltd., IX Ltd. and VIII Ltd. regarding the voting and dispositions of the securities held by VOF, Parallel 2 and Dry Bulk Holdings, respectively; therefore, Management may be deemed to have indirect beneficial ownership of VOF’s, Parallel 2’s and Dry Bulk Holdings’ Subject Shares.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the voting and disposition of securities held by VOF, Parallel 2 and Dry Bulk Holdings; therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of VOF’s, Parallel 2’s and Dry Bulk Holdings’ Subject Shares.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the voting and disposition of securities held by VOF, Parallel 2 and Dry Bulk Holdings. Additionally, OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the Subject Shares.

OCGH GP, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the voting and disposition of securities held by VOF, Fund IX, Parallel 2 and Dry Bulk Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Subject Shares.

(c)

Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) and (e)

Not applicable.”

Item 6.	Interest in Securities of the Issuer

On June 16, 2014, the Issuer entered into the Agreement and Plan of Merger (the “Merger Agreement”) with Star Synergy LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Issuer (“Oaktree Holdco Merger Sub”), Star Omas LLC, a Marshall Islands limited liability company and a wholly-owned subsidiary of the Issuer (“Pappas Holdco Merger Sub” and together with Oaktree Holdco Merger Sub, the “Merger Subs”), the Oaktree Holdco, Millennia Limited Liability Company, a Marshall Islands limited liability company controlled by certain immediate family members of the Issuer’s Chief Executive Officer and Director Mr. Petros Pappas, including Milena Maria Pappas (the “Pappas Holdco” and, together

CUSIP No. Y8162K121	SCHEDULE 13D	Page 28 of 40

with the Oaktree Holdco, the “Oceanbulk Holdcos”), Dry Bulk Holdings and Millennia Holdings LLC, a Marshall Islands limited liability company (the “Pappas Seller” and, together with Dry Bulk Holdings, the “Sellers”), pursuant to which, on July 11, 2014, each of the Oceanbulk Holdcos merged with and into one of the Merger Subs (the “Merger”), with the Merger Subs continuing as the surviving companies and wholly-owned subsidiaries of the Issuer. Prior to the closing of the Merger, the Oceanbulk Holdcos collectively owned all of the outstanding equity interests in Oceanbulk, which, through their subsidiaries, own and operate a fleet of 12 dry bulk carrier vessels, with an average age as of May 31, 2014 of 5.3 years and an aggregate capacity of approximately 1.4 million dwt, including five Capesize vessels, two Post-Panamax vessels, three Kamsarmax vessels and two Supramax vessels or own contracts for the construction of 25 newbuilding dry bulk vessels with fuel efficiency specifications at shipyards in Japan and China.  Prior to the closing of the Merger, investment funds affiliated with Dry Bulk Holdings beneficially owned approximately 19.6% of the outstanding Common Shares and, indirectly through Oaktree Holdco, also beneficially owned 90% of the equity interests in Oceanbulk.  As part of the Merger, the Issuer agreed to acquire two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (the “Heron JV”), a joint venture in which Oceanbulk owns indebtedness that is convertible into 50% of the equity of the Heron JV, for an aggregate of 2,115,206 Common Shares of the Issuer (the “Heron Consideration”).

In addition, the Issuer also entered into the Share Purchase Agreement, dated as of June 16, 2014 (as amended from time to time, the “Pappas Agreement”) with Mirabel Shipholding & Invest Limited (“Mirabel”), Mirach Shipping Company Limited (“Mirach”) and Bluesea Invest and Holding Limited (together with Mirabel and Mirach, the “Pappas Entities”), entities controlled by certain members of the family of the Issuer’s Chief Executive Officer and Director, Mr. Petros Pappas, including Milena Maria Pappas, pursuant to which the Issuer has agreed to, subject to the satisfaction or waiver of the conditions set forth in the Pappas Agreement, substantially concurrently with the completion of the Merger, acquire all of the issued and outstanding shares of Dioriga Shipping Co. (“Dioriga”) and Positive Shipping Company (“Positive Shipping”), which own and operate a dry bulk carrier vessel and a contract for the construction of a newbuilding drybulk carrier with fuel efficient specifications, respectively (such vessels being the “Pappas Vessels”, and the acquisition of the Pappas Vessels being the “Pappas Companies Acquisition”).

Pursuant to resolutions of a Special Committee of the Board consisting of two disinterested directors who are not officers, employees, representatives, agents or affiliates of the Sellers, the Oceanbulk Holdcos or the Pappas Entities, and who do not have an economic interest in the Sellers, the Oceanbulk Holdcos or the Pappas Entities (the “Special Committee”), the Special Committee unanimously determined that the Merger Agreement, the Pappas Agreement, and the transactions contemplated thereby (the “Transactions” and collectively with the Merger Agreement and the Pappas Agreement, the “Merger Agreement Proposal”) as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Issuer and the stockholders of the Issuer, other than the Sellers and their respective affiliates (the “Unaffiliated Stockholders”).  The Special Committee also unanimously declared advisable the Merger Agreement, the Pappas Agreement and the Transaction, including the Merger, and unanimously recommended to the Board that the Merger Agreement Proposal be approved by the Board and submitted for a vote at a meeting of the Issuer’s stockholders.  The Special Committee made its determination after consultation with its independent legal and financial advisors and consideration of a number of factors, including a fairness opinion presented to the Special Committee by its independent financial advisors.  Following the recommendation of

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the Special Committee, all of the members of the Board, other than Mr. Petros Pappas and Ms. Milena Maria Pappas, who recused themselves from the Board’s vote based on the reasons set forth below, pursuant to resolutions adopted at a meeting of the Board held on June 15, 2014, (i) determined that the Merger Agreement Proposal as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration are fair to and in the best interests of the Company and the Unaffiliated Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement, the Pappas Agreement and the Transactions as well as the Merger Consideration, the Pappas Consideration and the Heron Consideration, (iii) resolved to recommend that the Merger Agreement Proposal be submitted at a meeting of the Issuer’s stockholders for approval and (iv) adopted the recommendation by the Special Committee that the Issuer’s stockholders approve the Merger Agreement Proposal.  Mr. Petros Pappas and Ms. Milena Maria Pappas recused themselves from the Board’s vote authorizing the Transactions due to their relationships with the Sellers, Dioriga, Positive Shipping and the Pappas Entities.

The Issuer’s stockholders approved the Merger Agreement Proposal at a special meeting of the Issuer that was held on July 11, 2014, and the Merger closed on July 11, 2014.  Upon the closing of the Merger, all of the membership interests of the Oceanbulk Holdcos that were outstanding immediately prior to the effective time of the Merger were automatically converted into the right to receive an aggregate of 48,395,766 Common Shares (the “Merger Consideration”), together with the Heron Consideration and certain distributions from the Heron JV. The closing of the Pappas Companies Acquisition occurred substantially concurrently with the completion of the Merger, at which time Mirabel received 3,592,728 Common Shares (the “Pappas Consideration”), which represents 4.3% of the outstanding Common Shares and, together with the 50,511,472 Common Shares issued pursuant to the Merger Agreement, including the Heron Consideration, represents 64.7% of the outstanding Common Shares immediately after the closing thereof.

By virtue of the Merger and the Pappas Companies Acquisition, the Issuer has agreed to assume, including by way of refinance, all of the outstanding indebtedness of Oceanbulk, Dioriga and Positive Shipping.  The Issuer has also agreed to refinance the indebtedness of the Heron JV applicable to the Heron Vessels as of the date the Issuer acquires such Heron Vessels.  If the Merger, including the acquisition of the Heron Vessels and the Pappas Vessels, had closed on March 31, 2014, the Issuer would have had total outstanding indebtedness of $383.99 million and the book value of the Issuer’s assets would have been $1,364.97 million.

Pursuant to the Oaktree Shareholders Agreement entered into in connection with the Merger on July 11, 2014, the Oaktree Shareholders agreed to voting restrictions, ownership limitations and standstill provisions.  In particular:

—
For so long as the Oaktree Shareholders in the aggregate beneficially own 40% or more of the outstanding voting securities of the Issuer, the Oaktree Shareholders will have the right to nominate a maximum of four out of nine members of the Issuer’s board, subject to certain additional limitations.  The Oaktree Shareholders will be entitled to nominate fewer directors if their share ownership in the Issuer decreases. In addition, for so long as the Oaktree Shareholders in the aggregate beneficially own 15% or more of the outstanding voting securities of the Issuer, the compensation committee and nominating and corporate governance committee of the Board shall consist of three members each, and the Oaktree Shareholders shall be entitled to include one of the four directors they have a right to nominate to the Board on each such committee.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 30 of 40

—
The Oaktree Shareholders will be required to vote their voting securities in excess of a 33% “voting cap” (subject to adjustment as provided in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders with certain exceptions.  The exceptions to the 33% voting cap include (x) voting against a change of control transaction with an unaffiliated buyer and (y) voting in favor of a change of control transaction with an unaffiliated buyer, but only if such transaction is approved by a majority of disinterested directors.

—
For so long as the Oaktree Shareholders in the aggregate beneficially own at least 33% of the outstanding voting securities of the Issuer, without the prior written consent of the Oaktree Shareholders, the Company and the Board may not (i) issue preferred stock or any other class or series of equity interests of the Issuer that ranks senior to the Common Shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Issuer or any other circumstances, (ii) issue equity securities to a person or group, if, after giving effect to such transaction, such issuance would result in such person or group beneficially owning more than 20% of the outstanding equity securities of the Issuer (with certain exceptions), (iii) issue any equity securities of any subsidiary of the Issuer (other than to the Issuer or a wholly-owned subsidiary of the Issuer), or (iv) terminate the Chief Executive Officer or any other officer of the Issuer set forth in the Oaktree Shareholders Agreement at any time during the 18 months following the closing date, except if such termination is for cause.

—
During the 18 months after the closing of the Merger, for so long as the Oaktree Shareholders in the aggregate beneficially own at least 33% of the outstanding voting securities of the Issuer, the affirmative approval of at least seven members of the Issuer’s board of directors will be required to appoint any replacement Chief Executive Officer of the Issuer.

—
For so long as the Oaktree Shareholders in the aggregate beneficially own at least 10% of the outstanding voting securities of the Issuer, the Oaktree Shareholders are subject to standstill restrictions, which include acquiring a percentage of voting securities in excess of 63.8% of the outstanding voting securities of the Issuer, with certain limited exception.

—
For so long as the Oaktree Shareholders in the aggregate beneficially own at least 10% of the outstanding voting securities of the Issuer, the Oaktree Shareholders shall not sell any of their Common Shares to a person or group that, after giving effect to such transaction, would hold more than 20% of the outstanding equity securities of the Issuer, subject to certain exceptions.

—
For so long as the Oaktree Shareholders in the aggregate beneficially own at least 10% of the voting securities of the Issuer, neither the Oaktree Shareholders nor any of their affiliates may dispose of any of their Common Shares in a change of control transaction unless the other stockholders are entitled to receive the same consideration per Common Share, and at substantially the same time, as the Oaktree Shareholders or their affiliates with respect to their Common Shares in such transaction.

—
Any transactions between the Oaktree Shareholders and its affiliates, on the one hand, and the Issuer or its subsidiaries, on the other hand, will require the approval of the disinterested directors of the Issue, with certain limited exceptions.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 31 of 40

In connection with the Merger Agreement, on July 11, 2014, the Oaktree Shareholders, the Pappas Seller and the Monarch Stockholders entered into an Amended and Restated Registration Rights agreement with the Issuer (the “Registration Rights Agreement”).  Pursuant to the terms of the Registration Rights Agreement, the Issuer has, among other things, committed to prepare and file a resale registration statement within 30 days of the closing date of the Merger, which shall cover the resale of shares owned by the Oaktree Shareholders, the Pappas Seller and the Monarch Stockholders.  In addition, the Registration Rights Agreement also provides the Oaktree Shareholders with certain demand registration rights and the Oaktree Shareholders, Pappas Seller and the Monarch Stockholders with certain shelf registration rights in respect of any common shares held by them, subject to certain conditions, including those shares acquired pursuant to the Merger Agreement. In addition, in the event that the Issuer registers additional common shares for sale to the public following the closing of the Transactions, the Issuer will be required to give notice to the Oaktree Shareholders, Pappas Seller and Monarch Stockholders of its intention to effect such registration and, subject to certain limitations, the Issuer will be required to include common shares held by those holders in such registration.  The Issuer will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement.  The Registration Rights Agreement will include customary indemnification provisions in favor of the Oaktree Shareholders, the Pappas Seller and the Monarch Stockholders, any person who is or might be deemed a control person (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

The foregoing summaries of (i) the Merger Agreement and the transactions contemplated thereby, (ii) the Shareholders Agreement and the transactions contemplated thereby and (iii) the Registration Rights Agreement and the transactions contemplated thereby, in each case, do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Merger Agreement, the Shareholders Agreement and the Registration Rights Agreement filed herewith as Exhibits 2, 3 and 4, respectively, which are incorporated herein by reference.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2
Agreement and Plan of Merger, dated as of June 16, 2014, among Star Bulk Carriers Corp., Star Synergy LLC, Star Omas LLC, Oaktree OBC Holdings LLC, Millennia Limited Liability Company and the other parties named therein.

Exhibit 3
Shareholders Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp., Oaktree Value Opportunities Fund, L.P., Oaktree Opportunities Fund IX Delaware, L.P., Oaktree Opportunities Fund IX (Parallel 2), L.P. and Oaktree Dry Bulk Holdings LLC.

Exhibit 4	Amended and Restated Registration Rights Agreement, dated as of July 11, 2014, by and among Star Bulk Carriers Corp. and the shareholders and their affiliates party thereto.

CUSIP No. Y8162K121	SCHEDULE 13D	Page 32 of 40

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated as of July 15, 2014

OAKTREE VALUE OPPORTUNITIES FUND, L.P.

By:	Oaktree Value Opportunities Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 33 of 40

OAKTREE VALUE OPPORTUNITIES FUND GP, L.P.

By:	Oaktree Value Opportunities Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE VALUE OPPORTUNITIES FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 34 of 40

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Brian Beck
Name: Brian Beck
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 35 of 40

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 36 of 40

OAKTREE OPPORTUNITIES FUND IX DELAWARE, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Brian Beck
Name: Brian Beck
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Brian Beck
Name: Brian Beck
Title: Authorized Signatory

CUSIP No. Y8162K121	SCHEDULE 13D	Page 37 of 40

OAKTREE OPPORTUNITIES FUND IX (PARALLEL 2), L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 38 of 40

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

CUSIP No. Y8162K121	SCHEDULE 13D	Page 39 of 40

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE DRY BULK HOLDINGS LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Authorized Signatory

By:	/s/ Brian Beck
Name: Brian Beck
Title: Authorized Signatory

CUSIP No. Y8162K121	SCHEDULE 13D	Page 40 of 40

OAKTREE OPPORTUNITIES FUND VIII, L.P.

By:	Oaktree Opportunities Fund VIII GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE OPPORTUNITIES FUND VIII GP, L.P.

By:	Oaktree Opportunities Fund VIII GP Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

OAKTREE OPPORTUNITIES FUND VIII GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Assistant Vice President

By:	/s/ Brian Beck
Name: Brian Beck
Title: Managing Director

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal Emeritus and Director of Oaktree Capital Group, LLC.

Robert E. Denham	Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law firm of Munger, Tolles & Olson LLP.

Wayne G. Pierson	Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Jay S. Wintrob	Director of Oaktree Capital Group, LLC. Mr. Wintrob is currently the President and Chief Executive Officer of SunAmerica Financial Group.

Marna C. Whittington	Director of Oaktree Capital Group, LLC. Ms. Whittington is currently retired and does not hold a principal occupation.

Todd E. Molz	General Counsel and Managing Director of Oaktree Capital Group, LLC and General Counsel and Managing Director of Oaktree Capital Management, L.P.

B. James Ford	Managing Director of Oaktree Capital Management, L.P.

Caleb S. Kramer	Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer
Chief Financial Officer, Chief Administrative Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Management, L.P.

The general partner of Oaktree Capital Management, L.P. is Oaktree Holdings, Inc.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC.

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Value Opportunities Fund GP Ltd.

The sole shareholder of Oaktree Value Opportunities Fund GP Ltd. Is Oaktree Fund GP I, L.P.

Oaktree Value Opportunities Fund GP L.P.

The general partner of Oaktree Value Opportunities Fund GP, L.P. is Oaktree Value Opportunities Fund GP Ltd.

Oaktree Value Opportunities Fund, L.P.

The general partner of Oaktree Value Opportunities Fund, L.P. is Oaktree Value Opportunities Fund GP, L.P.

Oaktree Opportunities Fund IX Delaware, L.P.

The general partner of Oaktree Opportunities Fund IX Delaware, L.P. is Oaktree Fund, LLC.

Oaktree Fund, LLC

The managing member of Oaktree Fund, LLC is Oaktree Fund GP I, L.P.

Oaktree Opportunities Fund IX GP, Ltd.

The sole shareholder of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Fund GP I, L.P., and the director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.

Oaktree Opportunities Fund IX GP, L.P.

The general partner of Oaktree Opportunities Fund IX GP, L.P. is Oaktree Opportunities Fund IX GP, Ltd.

Oaktree Opportunities Fund IX (Parallel 2), L.P.

The general partner of Oaktree Opportunities Fund IX (Parallel 2), L.P. is Oaktree Opportunities Fund IX GP, L.P.

Oaktree Dry Bulk Holdings LLC

The controlling member of Oaktree Dry Bulk Holdings LLC is Oaktree Opportunities Fund VIII, L.P.

Oaktree Opportunities Fund VIII GP, L.P.

The general partner of Oaktree Opportunities Fund VIII GP, L.P. is Oaktree Opportunities Fund VIII GP, Ltd.

Oaktree Opportunities Fund VIII GP, Ltd.

The sole shareholder of Oaktree Opportunities Fund VIII GP, Ltd. is Oaktree Fund GP I, L.P., and the director of Oaktree Opportunities Fund VIII GP, Ltd. is Oaktree Capital Management, L.P.